Exhibit 99.1

Notice of a Special Annual General Meeting - April 26, 2018

Notice is hereby given of a Special and Annual General Meeting of Company shareholders, which will take place on April 26, 2018 at 11am, at the Company’s offices at the Azrieli Center 2, Triangular Building, 27th Floor, Tel-Aviv.

This meeting is an annual general meeting of the Company and a special meeting in view of a demand from several shareholders (institutional entities) that hold over 5% of the Company’s share capital1, submitted in the name of Entropy Corporate Governance Consulting Ltd. (“Entropy”) to convene a special shareholders meeting in accordance with section 63(B) of the Companies Law, 1999 (“Companies Law”) with appointment of external directors on the agenda, as follows (“Demand in accordance with Section 63(B)”).

1.	Agenda:

The agenda of the General Meeting will include the subjects in this section 1 below:

1.1	Item no. 1 on the agenda - discussion of the Company’s financial statements for 2017.

1.2	Item no. 2 on the agenda - appointment of the auditing firm of Somekh Chaikin & Co. and authorization for the Board of Directors to approve their fees.

Wording of the Proposed Resolutions:

To approve the appointment of the auditing firm of Somekh Chaikin & Co. as auditors for 2018 until the next annual General Meeting and to authorize the Board of Directors to approve their fees for 20182.

1.	The institutional entities in the name of which the demand was filed, and which together hold 6.642% of the Company’s shares are: Amitim Senior Pension Funds in the Arrangement, institutional entities from Meitav Dash Investment House, representatives of Clal Insurance Company Ltd., and representatives of institutional investors from Menora Mivtachim Group.
2.	In the meeting, the auditor’s fees for 2017 based on authorization received by the Board of Directors from the General Meeting on May 9, 2017 will also be reported.

1.3	Item no. 3 on the agenda - determination of the composition and number of members of the Board of Directors.

Wording of the Proposed Resolutions:

To determine the composition of the Board of Directors and the number of members from the following two alternatives:

(A)	Company’s proposal: The number of members of the Board shall be 13. The composition of the Board shall include: 3 serving external directors plus 2 external directors who will be selected by this Meeting, total 5 external directors; 2 independent directors; 1 director from among the employees; 5 directors who are not external and not necessarily independent (“Composition Alternative A”).

(B)	Proposal deriving from the Demand in accordance with Section 63(B): The number of Board members will be 15. The composition of the Board shall include: 3 serving external directors plus 3 external directors who will be selected by this Meeting, total 6 external directors; 2 independent directors; 1 director from among the employees; 6 directors who are not external and not necessarily independent (“Composition Alternative B”).

The composition alternative selected among the two will be the one that receives a majority of votes in favor among the shareholders participating in the vote.

1.4	Item nos. 4-9 on the agenda - appointment of up to six directors who are not external and not necessarily independent (“regular directors”) to the Company's Board.

At this General Meeting, up to 6 regular directors will be selected to serve on the Company's Board of Directors until the next annual General Meeting[3] (there shall be a separate vote for each candidate to serve as a director).

It is clarified that if the composition of the Board of Directors is determined according to Composition Alternative A, 5 directors will be selected from the following candidates (subject to receiving the required majority for each), whereas if it is determined according to Composition Alternative B, 6 directors will be selected from the following candidates (subject to receiving the required majority for each).

3.	As of the date of this meeting notice, the compensation to be paid to each of the regular directors has not yet been decided. It is clarified that if it is decided to pay compensation in accordance with the Companies (Rules Regarding Compensation and Expenses for External Directors) Regulations, 2000 (“Compensation Regulations”), the matter will be submitted to the Company’s Compensation Committee and Board of Directors in accordance with the provisions of the Companies (Relief in Transactions with Interested Parties) Regulations, 2000, and if it is decided to pay any other compensation, the matter will be raised for approval of the General Meeting in accordance with the provisions of the Companies Law. Without derogating from the foregoing, all regular directors will be entitled to the same form of indemnification and exemption as the indemnification and exemption letters of undertaking approved for all Company officers and to directors’ and officers’ insurance under the Company’s existing directors’ and officers’ liability policy approved by the Company’s General Meeting.

2

The candidates are as follows:

1.4.1	Mr. Shlomo Rodav – serving director since March 7, 2018, selected to the Board by the Board of Directors in accordance with section 85.1 of the Companies Regulations.

1.4.2	Mr. Doron Turgeman – serving director since March 7, 2018, selected to the Board by the Board of Directors in accordance with section 85.1 of the Companies Regulations. Previously served in the Company from February 25, 2018 as alternate director for Or Elovitch

1.4.3	Mr. Ami Barlev - serves in the Company since February 25, 2018 as alternate director for Orna Elovitch.

1.4.4	Mr. Ilan Biran

1.4.5	Mrs. Orly Guy

1.4.6	Mrs. Avital Bar-Dayan

For further information concerning selection of the directors to the Company's Board of Directors, including proposed resolutions on items 4-9 on the agenda of the Meeting, see section 2.2. below.

1.5	Item no. 10 on the agenda - appointment of a director on behalf of the employees to the Company's Board

In this meeting, one director from among the employees shall be selected - Rami Nomkin, who has been serving on the Company's Board of Directors since January 17, 2007.4

For further information concerning selection of the directors to the Company's Board of Directors, including proposed resolutions on item 10 on the agenda of the Meeting, see section 2.2. below.

4.	It should be noted that the director Rami Nomkin is a director from among the employees and all compensation paid to him is for being a Company employee and not for serving as a Company director.

3

1.6	Item nos. 11 and 12 on the agenda - appointment of two independent directors to the Company's Board

At this General Meeting, two independent directors (as defined in the Companies Law) shall be selected to serve on the Company's Board of Directors until the next annual General Meeting5 (there shall be a separate vote for each candidate to serve as a director) as follows:

1.6.1	Mr. David Granot - an independent director who serves on the Company's Board of Directors since May 9, 2017 and serves as Interim Chairman of the Board since June 28, 2017.

1.6.2	Mr. Dov Kotler - this candidate was nominated by the Company's Board of Directors.

For further information concerning selection of the directors to the Company's Board of Directors, including proposed resolutions on items 11-12 on the agenda of the meeting, see section 2.2. below.

1.7	Item nos. 13-20 on the agenda - appointment of up to three more external directors to the Company's Board

At this General Meeting, three external directors shall be selected from the following list of candidates (there shall be a separate vote for each candidate to serve as a director) to serve on the Company's Board for three years, meaning until April 25, 2021. It is clarified that if the composition of the Board is determined according to Composition Alternative A, two directors will be selected from the following candidates (subject to receiving the required majority for each), whereas if it is determined according to Composition Alternative B, 3 directors will be selected from the following candidates (subject to receiving the required majority for each). The candidates are as follows6:

1.7.1	Mr. Doron Birger - this candidate was nominated by the Company's Board of Directors.

5.	The independent directors will be entitled to payment of a participation fee and an annual fee for serving as directors in the Company and its subsidiaries, at the maximum amount set out in the Second and Third Schedules of the Compensation Regulations, as they shall be from time to time, based on the rank of the Company and/or subsidiary, as the case may be, on the relevant date, as set out in the Compensation Regulations, and to reimbursement of travel expenses related to their participation in meetings, as set out in the Compensation Regulations. All directors are entitled to the same form of indemnification and exemption as the indemnification and exemption letters of undertaking approved for all Company officers and to directors’ and officers’ insurance under the Company’s existing directors’ and officers’ liability policy approved by the Company’s General Meeting.

6.	The external directors will be entitled to payment of a participation fee and an annual fee for serving as directors in the Company and its subsidiaries, at the maximum amount set out in the Second and Third Schedules of the Compensation Regulations, as they shall be from time to time, based on the rank of the Company and/or subsidiary, as the case may be, on the relevant date, as set out in the Compensation Regulations, and to reimbursement of travel expenses related to their participation in meetings, as set out in the Compensation Regulations. All directors are entitled to the same form of indemnification and exemption as the indemnification and exemption letters of undertaking approved for all Company officers, and to directors’ and officers’ insurance under the Company’s existing directors’ and officers’ liability policy approved by the Company’s General Meeting.

4

1.7.2	Mrs. Idit Lusky - this candidate was nominated by the Company's Board of Directors.

1.7.3	Mr. Amnon Dick – candidate nominated under the Demand in accordance with Section 63(B).

1.7.4	Mr. David Avner – candidate nominated under the Demand in accordance with Section 63(B).

1.7.5	Mr. Yaacov Goldman – candidate nominated under the Demand in accordance with Section 63(B).

1.7.6	Mr. Shlomo Zohar – candidate nominated under the Demand in accordance with Section 63(B).

1.7.7	Mrs. Naomi Zadenhaus – candidate nominated under the Demand in accordance with Section 63(B).

1.7.8	Mr. Yigal Bar Yosef – candidate nominated under the Demand in accordance with Section 63(B).

For further information concerning selection of the directors to the Company's Board of Directors, including proposed resolutions on items 13-20 on the agenda of the meeting, see section 2.2. below.

In the Demand in accordance with Section 63(B), we were requested to indicate that the above candidates who were nominated under the Demand, were proposed by institutional entities that are Company shareholders, according to a profile defined by Entropy and its database of independent directors.

2.	Further information concerning the General Meeting

2.1	Majority required to pass the resolutions

2.1.1	The majority required to pass the resolutions on items 2-12 on the agenda:

The majority required to pass each of items 2-12 above is an ordinary majority of all the votes of shareholders present at the Meeting.

5

In respect of resolutions 4-9 on the agenda: If Composition Alternative A for the Board is selected (item no. 3 on the agenda) and the required majority is obtained for more than the 5 candidates to serve as regular directors of the Company from among those listed above, then only 5 candidates from among them will be appointed who received the most votes “in favor” from among those candidates, unless one of the candidates will remove their candidacy at that time, in which case the candidates receiving the required majority will be selected

2.1.2	The majority required to pass resolutions 13-20 on the agenda (appointment of external directors):

The majority required to pass resolutions 13-20 on the agenda, in accordance with section 239(B) of the Companies Law, is a regular majority of all the votes of shareholders present at the Meeting entitled to vote and who do so, on condition that one of the following is fulfilled:

(1)	The count of the majority votes at the General Meeting shall include a majority of all the votes of shareholders who are not controlling shareholders or have a personal interest in approval of the appointment, excluding a personal interest unconnected to a connection with the controlling shareholder, who are taking part in the vote; in the count of all votes of the shareholders, abstentions will not be taken into account.

(2)	The total number of votes against among the shareholders stipulated in sub-section (1) above shall not exceed two percent of all voting rights in the Company.

In the event that the composition of the Board of Directors is determined in accordance with Composition Alternative A, then: If the required majority is obtained for more than 2 candidates to serve as an external director of the Company from among those stated in section 3.6 above, only the two candidates from among them who received the most votes “in favor” from among the candidates for external director will be appointed, subject to the effective majority in this matter shall be among voters who are not controlling shareholders of the Company or have a personal interest in approval of the appointment (excluding personal interest that is unconnected to a connection with the controlling shareholder.

6

In the event that the composition of the Board of Directors is determined in accordance with Composition Alternative B, then: If the required majority is obtained for more than 3 candidates to serve as an external director of the Company from among those stated in section 3.6 above, only the three candidates from among them who received the most votes “in favor” from among the candidates for external director will be appointed, subject to the effective majority in this matter shall be among voters who are not controlling shareholders of the Company or have a personal interest in approval of the appointment (excluding personal interest that is unconnected to a connection with the controlling shareholder).

2.2	Search process for candidates for the Company's Board

2.2.1	As of the date of this General Meeting notice, the Company's Board has appointed 9 directors divided as follows: 3 external directors, 2 independent directors, one director from among the employees and 3 regular directors.

2.2.2	The Company is an “other tier company” as defined in the Market Concentration Law to Promote Competition and Reduce Concentration, 2013 and therefore the composition of the Company's Board must comply with the following rules:

A.	The majority of Board members are independent directors.

B.	The number of external directors will be at least half of the Board members (rounded upwards) less one. In this context, it should be noted that in accordance with the Regulations to Promote Competition and Reduce Market Concentration (Votes concerning the Number of External Directors), 2014 (“Competition Promotion Regulations”) and since one director from among the employees serves in the Company, one (1) must be deducted from the result received according to the above formula, but in any event the number of external directors must at least a third of the Board members.[7]

7

2.2.3	For the purpose of searching for candidates to serve as directors for the Company's Board to recommend to the General Meeting, the Board appointed a Board committee whose members are the interim Chairman of the Board, David Granot, and external director Zeev Vurembrand (“Appointments Committee”) and whose function is to formulate the criteria for searching for candidates and following the search process, to recommend to the Board the list of candidates nominated on behalf of the Board. Furthermore, according to the Board of Directors decision on this matter, candidates in the regular director category who were proposed by the controlling shareholder, B Communications Ltd. (“Bcom”)[8] and whose compliance with these criteria was reviewed by the Appointments Committee will be proposed to the General Meeting.

2.2.4	The Appointments Committee contracted with a professional company in the field EMDA Executive Search and Consulting Ltd. (Representatives of Korn Ferry in Israel) to lead the process of formulating the criteria for the profile of directors who will be proposed and selection of candidates to be proposed for the Board of Directors as candidates on its behalf.

7.	In accordance with Regulation 1 of the Competition Promotion Regulations, in an “other tier company” that has one director who fulfills one of the following, the number of external directors required in accordance with section 25(D)(2) of the Law to Promote Competition and Reduce Market Concentration, 2014 will be less than the number of directors who fulfill the foregoing, provided that the number of external directors is no less than a third of the number of Board members:

(1)	A director who is a shareholder and not a controlling shareholder or the relative of a controlling shareholder and who does not hold together with the controlling shareholder who determined his identity or the prior consent of such shareholder is required, all in accordance with an agreement between such shareholder and the controlling shareholder executed prior to the date of commencement of these regulations;
(2)	A director appointed according to the proposal of the representative workers’ union in that company, under a collective agreement.
8.	As of the publication date of this notice, BCom holds 26.34% of the Company's issued and paid up share capital. For further information concerning the controlling shareholder of BCom, see the holding report of interested parties in the Company dated February 21, 2018.

8

2.2.5	During the work of the Appointments Committee, the Company received several letters:

2.2.5.1	A letter dated May 8, 2018 on behalf of BCom alleging that part of the search and appointment procedure of candidates for the Company's Board, as described in the Company’s immediate report of March 7, 2018, is not in keeping with the provisions of the Communications (Telecommunications and Broadcasts) Law, 1982, including orders, regulations, permits and licenses issued thereunder with regard to control of the Company. After the Company’s representatives held discussions with BCom’s representatives and received clarifications concerning the correction agreed by BCom with respect to the proposal of the two candidates for the position of independent director, the Company’s Board discussed the matter and decided to amend this component, mainly to minimize risks for the Company, including legal uncertainties, whereby BCom’s representatives will participate (only) in the Appointments Committee meetings to reduce the initial list of candidates for the position of independent directors to a final list that will be agreed upon by BCom and will include at least 4 candidates.[9]

2.2.5.2	The Demand in accordance with Section 63(B) - a letter dated March 6, 2018 from Entropy on behalf of several institutional entities - shareholders in the Company that hold over 5% of the Company’s share capital, containing a demand to convene a special shareholders meeting in accordance with the provisions of section 63(B) of the Companies Law, with the appointment of 3 more external directors for the Company on the agenda, together with a list of 6 candidates on their behalf to be proposed at the General Meeting. This letter was further to previous letters from Entropy on the same matter.[10]

9.	For further information, see the Company’s immediate reports of March 7, 2018, reference no. 2018-01-018195, and March 11, 2018, reference no. 2018-01-018822.
10.	For further information, see the Company’s immediate reports of March 7, 2018, reference no. 2018-01-018222, and March 19, 2018, reference no. 2018-01-021258. It should be noted that the Company did not consider the previous letters valid in accordance with section 63(B), inter alia, because they did not include any clear and orderly presentation of the subject proposed for the agenda. It should also be noted that all required document for a meeting to be convened based on the letter of March 6, 2018, including declarations of the candidates noted in the letter, as required under the provisions of the Companies Law, were only received by the Company in full at a later date.

9

2.2.6	After reviewing the letters of the foregoing shareholders, the Company’s Board believed it would be fitting, under the present circumstances, taking into account all considerations and under the conditions with which the composition of the Company’s Board must comply and for reasons of efficiency and management, to propose to the Meeting that the composition of the Board and the method of appointment of candidates should be in accordance with Composition Alternative A, as follows:

2.2.6.1	In total, the General Meeting is proposed to appoint 10 directors in addition to the three external directors currently serving on the Company’s Board, such that the Board shall appoint a total of 13 directors.

2.2.6.2	The ten candidate directors shall include:

●	One director from among the employees;

●	2 directors who shall be appointed from a list of candidates that includes the candidates selected by the Appointments Committee and approved by the Company’s Board and the candidates proposed in the Demand in accordance with Section 63(B);

●	2 independent directors appointed by the Appointments Committee whose candidacy was approved by the Company’s Board;

●	Five regular directors whose candidacy was proposed by the Company’s controlling shareholder and who the Appointments Committee found meet the criteria established with respect to searching for candidates.

2.2.6.3	In view of the Demand in accordance with Section 63(B) described in section 2.2.5.2 above, a proposed resolution concerning the structure and composition of the Board of Directors as defined in Composition Alternative B (in subject 3 on the agenda, as set out above) is presented to the Meeting. The Company’s Board believes that the Board structure proposed in Composition Alternative B, which consists of 15 directors and derives from the Demand in accordance with Section 63(B) is too large a Board and undesirable in terms of streamlining the work of the Board.

10

2.3	Information concerning the candidates to serve as directors on the Company’s Board and the proposed resolutions with regard to them

2.3.1	Regarding item no. 4 on the agenda - appointment of Mr. Shlomo Rodav as a regular director

Following are details concerning Mr. Rodav, as required by Regulation 26 of the Securities Regulations (Periodic and Immediate Reports), 1970, (“the Periodic and Immediate Report Regulations”), all to the best of the Company’s knowledge, as informed by Mr. Rodav:

Candidate	Shlomo Rodav
ID no.	030596860
Date of Birth	October 27, 1949
Address for the service of process	5 Kerem Hazeitim St., Savion
Nationality	Israel
Committees on which the candidate shall serve (subject to appointment)	To be determined
Date of commencement of office	April 26, 2018
Position to be filled	Director
Will serve as an independent director	No
Will serve as an external director	No
An employee of the Company, a subsidiary, affiliate or an interested party in it, and the position fulfilled	No
Education	BA Economics, Tel Aviv University. MBA Business Management, Columbia University, New York
Occupation in the last five years	Attached is a resume
Serves as a director in the following companies	Attached is a resume
Is a relative of another interested party in the Company	No
Has accounting and financial expertise or professional qualifications	Yes

Proposed resolution

To appoint Mr. Shlomo Rodav as a regular director in the Company from the date of approval of the appointment by the Annual General Meeting until the next Annual General Meeting.

Mr. Rodav provided the Company with a declaration in accordance with section 224B of the Companies Law.

11

2.3.2	Regarding item no. 5 on the agenda - appointment of Mr. Doron Turgeman as a regular director

Following are details concerning Mr. Turgeman, as required by Regulation 26 of the Periodic and Immediate Report Regulations, all to the best of the Company’s knowledge, as informed by Mr. Turgeman:

Candidate	Doron Turgeman
ID no.	023568389
Date of Birth	April 23, 1968
Address for the service of process	9 Inbar St., Mevasseret Zion
Nationality	Israel
Committees on which the candidate shall serve (subject to appointment)	To be determined
Date of commencement of office	April 26, 2018
Position to be filled	Director
Will serve as an independent director	No
Will serve as an external director	No
An employee of the Company, a subsidiary, affiliate or an interested party in it, and the position fulfilled	CEO of B Communications Ltd and Internet Gold-Golden Lines Ltd.
Education	BA Economics and Accounting, Hebrew University, Jerusalem
Occupation in the last five years	Attached is a resume
Serves as a director in the following companies	Attached is a resume
Is a relative of another interested party in the Company	No
Has accounting and financial expertise or have professional qualifications	Yes

Proposed resolution

To appoint Mr. Doron Turgeman as a regular director in the Company from the date of approval of the appointment by the Annual General Meeting until the next Annual General Meeting.

Mr. Turgeman provided the Company with a declaration in accordance with section 224B of the Companies Law.

12

2.3.3	Regarding item no. 6 on the agenda - appointment of Mr. Ami Barlev as a regular director

Following are details concerning Mr. Ami Barlev, as required by Regulation 26 of the Periodic and Immediate Report Regulations, all to the best of the Company’s knowledge, as informed by Mr. Barlev:

Candidate	Ami Barlev
ID no.	031669542
Date of Birth	June 1, 1978
Address for the service of process	2 Dov Friedman St., Ramat Gan
Nationality	Israel
Committees on which the candidate shall serve (subject to appointment)	To be determined
Date of commencement of office	April 26, 2018
Position to be filled	Director
Will serve as an independent director	No
Will serve as an external director	No
An employee of the Company, a subsidiary, affiliate or an interested party in it, and the position fulfilled

Yes. Attached is a resume. VP and General Counsel of Eurocom Group, Interim Chairman of the Board of B Communications Ltd., Interim Chairman of the Board of Internet Gold-Golden Lines Ltd., director in Walla Communications Ltd., Pelephone Communications Ltd., Bezeq International Ltd., Bezeq Online Ltd., DBS Satellite Services (1998) Ltd, TNL Teleserve Network Ltd,

Gilat Telecom Uganda Limited, TCL Teleserve Communication Ltd, Gilat Satcom Ghana Ltd,

Gilat Telecom Zambia.

Education	LL.B, Bar Ilan University.
Occupation in the last five years	Attached is a resume
Serves as a director in the following companies	Attached is a resume
Is a relative of another interested party in the Company	No
Has accounting and financial expertise or professional qualifications	Professional qualifications

Proposed resolution

To appoint Mr. Ami Barlev as a regular director in the Company from the date of approval of the appointment by the Annual General Meeting until the next Annual General Meeting.

Mr. Barlev provided the Company with a declaration in accordance with section 224B of the Companies Law.

13

2.3.4	Regarding item no. 7 on the agenda - appointment of Mr. Ilan Biran as a regular director

Following are details concerning Mr. Ilan Biran, as required by Regulation 26 of the Periodic and Immediate Report Regulations, all to the best of the Company’s knowledge, as informed by Mr. Biran:

Candidate	Ilan Biran
ID no.	006900997
Date of Birth	October 3, 1946
Address for the service of process	5 Israel Galili St., Tel Aviv
Nationality	Israel
Committees on which the candidate shall serve (subject to appointment)	To be determined
Date of commencement of office	April 26, 2018
Position to be filled	Director
Will serve as an independent director	No
Will serve as an external director	No
An employee of the Company, a subsidiary, affiliate or an interested party in it, and the position fulfilled	No
Education	BA Economics and Business Administration, Bar Ilan University.
Occupation in the last five years	Attached is a resume
Serves as a director in the following companies	Attached is a resume
Is a relative of another interested party in the Company	No
Has accounting and financial expertise or professional qualifications	Yes

Proposed resolution

To appoint Mr. Ilan Biran as a regular director in the Company from the date of approval of the appointment by the Annual General Meeting until the next Annual General Meeting.

Mr. Biran provided the Company with a declaration in accordance with section 224B of the Companies Law.

14

2.3.5	Regarding item no. 8 on the agenda - appointment of Mrs. Orly Guy as a regular director

Following are details concerning Mrs. Orly Guy, as required by Regulation 26 of the Periodic and Immediate Report Regulations, all to the best of the Company’s knowledge, as informed by Mrs. Guy:

Candidate	Orly Guy
ID no.	056490634
Date of Birth	November 27, 1960
Address for the service of process	31 Hatlalim St., Raanana.
Nationality	Israel
Committees on which the candidate shall serve (subject to appointment)	To be determined
Date of commencement of office	April 26, 2018
Position to be filled	Director
Will serve as an independent director	No
Will serve as an external director	No
An employee of the Company, a subsidiary, affiliate or an interested party in it, and the position fulfilled	No
Education	LL.B, Tel Aviv University.
Occupation in the last five years	Attached is a resume
Serves as a director in the following companies	Attached is a resume
Is a relative of another interested party in the Company	No
Has accounting and financial expertise or professional qualifications	Yes

Proposed resolution

To appoint Mrs. Orly Guy as a regular director in the Company from the date of approval of the appointment by the Annual General Meeting until the next Annual General Meeting.

Mrs. Guy provided the Company with a declaration in accordance with section 224B of the Companies Law.

15

2.3.6	Regarding item no. 9 on the agenda - appointment of Mrs. Avital Bar-Dayan as a regular director

Following are details concerning Mrs. Avital Bar-Dayan, as required by Regulation 26 of the Periodic and Immediate Report Regulations, all to the best of the Company’s knowledge, as informed by Mrs. Bar-Dayan:

Candidate	Avital Bar-Dayan
ID no.	023583206
Date of Birth	December 26, 1967
Address for the service of process	32 Omri St., Tel Aviv.
Nationality	Israel, Poland
Committees on which the candidate shall serve (subject to appointment)	To be determined
Date of commencement of office	April 26, 2018
Position to be filled	Director
Will serve as an independent director	No
Will serve as an external director	No
An employee of the Company, a subsidiary, affiliate or an interested party in it, and the position fulfilled	No
Education	BA Economics and Agriculture, Hebrew University. MBA Business Administration, specializing in Finance, Bar Ilan University
Occupation in the last five years	Attached is a resume
Serves as a director in the following companies	Attached is a resume
Is a relative of another interested party in the Company	No
Has accounting and financial expertise or professional qualifications	Yes

Proposed resolution

To appoint Mrs. Avital Bar-Dayan as a regular director in the Company from the date of approval of the appointment by the Annual General Meeting until the next Annual General Meeting.

Mrs. Bar-Dayan provided the Company with a declaration in accordance with section 224B of the Companies Law.

16

2.3.7	Regarding item no. 10 on the agenda - appointment of Mr. Rami Nomkin as a regular director (director on behalf of the employees)

For further information concerning Mr. Nomkin in accordance with Regulation 26 of the Periodic and Immediate Report Regulations, see Regulation 26 in part D of the Company’s periodic report for 2016, published on March 30, 2017, presented hereby by way of reference.

Proposed resolution

To appoint Mr. Rami Nomkin as a regular director in the Company from the date of approval of the appointment by the Annual General Meeting until the next Annual General Meeting.

Mr. Nomkin provided the Company with a declaration in accordance with section 224B of the Companies Law.

17

2.3.8	Regarding item no. 11 on the agenda - appointment of Mr. David Granot as an independent director

Following are details concerning Mr. David Granot, as required by Regulation 26 of the Periodic and Immediate Report Regulations, all to the best of the Company’s knowledge, as informed by Mr. Granot:

Candidate	David Granot
ID no.	045333739
Date of Birth	January 30, 1947
Address for the service of process	26 Hashomer St., Raanana
Nationality	Israel
Committees on which the candidate shall serve (subject to appointment)	To be determined
Date of commencement of office	April 26, 2018
Position to be filled	Independent director
Will serve as an independent director	Yes
Will serve as an external director	No
An employee of the Company, a subsidiary, affiliate or an interested party in it, and the position fulfilled	Interim Chairman of the Board
Education	BA Economics, Hebrew University, Jerusalem MA Business Administration, specializing in Accounting, Hebrew University, Jerusalem
Occupation in the last five years	Attached is a resume
Serves as a director in the following companies	Attached is a resume
Is a relative of another interested party in the Company	No
Has accounting and financial expertise or professional qualifications	Yes

Proposed resolution

To appoint Mr. David Granot as an independent director in the Company from the date of approval of the appointment by the Annual General Meeting until the next Annual General Meeting.

Mr. Granot provided the Company with a declaration in accordance with sections 224B and 241 of the Companies Law.

18

2.3.9	Regarding item no. 12 on the agenda - appointment of Mr. Dov Kotler as an independent director

Following are details concerning Mr. Dov Kotler as required by Regulation 26 of the Periodic and Immediate Report Regulations, all to the best of the Company’s knowledge, as informed by Mr. Kotler:

Candidate	Dov Kotler
ID no.	54010483
Date of Birth	August 2, 1956
Address for the service of process	2 Pumbedita St., Tel Aviv
Nationality	Israel
Committees on which the candidate shall serve (subject to appointment)	To be determined
Date of commencement of office	April 26, 2018
Position to be filled	Independent director
Will serve as an independent director	Yes
Will serve as an external director	No
An employee of the Company, a subsidiary, affiliate or an interested party in it, and the position fulfilled	No
Education	BA Social Sciences, Tel Aviv University MBA Business Administration, Tel Aviv University AMP Program, Harvard University
Occupation in the last five years	Attached is a resume
Serves as a director in the following companies	Attached is a resume
Is a relative of another interested party in the Company	No
Has accounting and financial expertise or professional qualifications	Yes

Proposed resolution

To appoint Mr. Dov Kotler as an independent director in the Company from the date of approval of the appointment by the Annual General Meeting until the next Annual General Meeting.

Mr. Kotler provided the Company with a declaration in accordance with sections 224B and 241 of the Companies Law.

19

2.3.10	Concerning item no. 13 on the agenda - appointment of Mr. Doron Birger as an external director

Following are details concerning Mr. Doron Birger as required by Regulation 26 of the Periodic and Immediate Report Regulations, all to the best of the Company’s knowledge, as informed by Mr. Birger:

Candidate	Doron Birger
ID no.	050538198
Date of Birth	May 25, 1951
Address for the service of process	22 Ussishkin St., Tel Aviv
Nationality	Israel
Committees on which the candidate shall serve (subject to appointment)	To be determined
Date of commencement of office	April 26, 2018
Position to be filled	External Director
Will serve as an independent director	No
Will serve as an external director	Yes
An employee of the Company, a subsidiary, affiliate or an interested party in it, and the position fulfilled	No
Education	BA Economics, Hebrew University, Jerusalem MBA Economics, Hebrew University, Jerusalem
Occupation in the last five years	Attached is a resume
Serves as a director in the following companies	Attached is a resume
Is a relative of another interested party in the Company	No
Has accounting and financial expertise or professional qualifications	Yes

Proposed resolution

To appoint Mr. Birger as an external director in the Company from the date of approval of the appointment by the Annual General Meeting until April 25, 2021.

Mr. Birger provided the Company with a declaration in accordance with sections 224B and 241 of the Companies Law.

20

2.3.11	Regarding item no. 14 on the agenda - appointment of Mrs. Idit Lusky as an external director

Following are details concerning Mrs. Idit Lusky, as required by Regulation 26 of the Periodic and Immediate Report Regulations, all to the best of the Company’s knowledge, as informed by Mrs. Lusky:

Candidate	Idit Lusky
ID no.	50163567
Date of Birth	August 16, 1950
Address for the service of process	6 Kehilat Kovna St., Tel Aviv
Nationality	Israel
Committees on which the candidate shall serve (subject to appointment)	To be determined
Date of commencement of office	April 26, 2018
Position to be filled	External director
Will serve as an independent director	No
Will serve as an external director	Yes
An employee of the Company, a subsidiary, affiliate or an interested party in it, and the position fulfilled	No
Education	BA Economics and Statistics, Tel Aviv University MA Economics, Tel Aviv University
Occupation in the last five years	Attached is a resume
Serves as a director in the following companies	Attached is a resume
Is a relative of another interested party in the Company	No
Has accounting and financial expertise or professional qualifications	Yes

Proposed resolution

To appoint Mrs. Lusky as an external director in the Company from the date of approval of the appointment by the Annual General Meeting until April 25, 2021.

Mrs. Lusky provided the Company with a declaration in accordance with sections 224B and 241 of the Companies Law.

21

2.3.12	Regarding item no. 15 on the agenda - appointment of Mr. Amnon Dick as an external director

Following are details concerning Mr. Amnon Dick as required by Regulation 26 of the Periodic and Immediate Report Regulations, all to the best of the Company’s knowledge, as informed by Mr. Dick:

Candidate	Amnon Dick
ID no.	051770568
Date of Birth	November 20, 1952
Address for the service of process	84 Ahad Ha’am St., Tel Aviv
Nationality	Israel
Committees on which the candidate shall serve (subject to appointment)	To be determined
Date of commencement of office	April 26, 2018
Position to be filled	External Director
Will serve as an independent director	No
Will serve as an external director	Yes
An employee of the Company, a subsidiary, affiliate or an interested party in it, and the position fulfilled	No
Education	BA Business Administration, Tel Aviv University MBA Economics, Tel Aviv University
Occupation in the last five years	Attached is a resume
Serves as a director in the following companies	Attached is a resume
Is a relative of another interested party in the Company	No
Has accounting and financial expertise or professional qualifications	Yes

Proposed resolution

To appoint Mr. Amnon Dick as an external director in the Company from the date of approval of the appointment by the Annual General Meeting until April 25, 2021.

Mr. Dick provided the Company with a declaration in accordance with sections 224B and 241 of the Companies Law.

22

2.3.13	Regarding item no. 16 on the agenda - appointment of Mr. David Avner as an external director

Following are details concerning Mr. David Avner as required by Regulation 26 of the Periodic and Immediate Report Regulations, all to the best of the Company’s knowledge, as informed by Mr. Avner:

Candidate	David Avner
ID no.	050782184
Date of Birth	August 29, 1951
Address for the service of process	16 Derech Hasadot St., Beit Yithak, Sha’ar Hefer.
Nationality	Israel
Committees on which the candidate shall serve (subject to appointment)	To be determined
Date of commencement of office	April 26, 2018
Position to be filled	External Director
Will serve as an independent director	No
Will serve as an external director	Yes
An employee of the Company, a subsidiary, affiliate or an interested party in it, and the position fulfilled	No
Education	BA Mathematics and Philosophy, Haifa University MBA Business Administration, The Technion
Occupation in the last five years	Attached is a resume
Serves as a director in the following companies	Attached is a resume
Is a relative of another interested party in the Company	No
Has accounting and financial expertise or professional qualifications	Yes

Proposed resolution

To appoint Mr. Avner as an external director in the Company from the date of approval of the appointment by the Annual General Meeting until April 25, 2021.

Mr. Avner provided the Company with a declaration in accordance with sections 224B and 241 of the Companies Law.

23

2.3.14	Regarding item no. 17 on the agenda - appointment of Mr. Yaakov Goldman as an external director

Following are details concerning Mr. Yaacov Goldman as required by Regulation 26 of the Periodic and Immediate Report Regulations, all to the best of the Company’s knowledge, as informed by Mr. Goldman:

Candidate	Yaacov Goldman
ID no.	053515409
Date of Birth	July 10, 1955
Address for the service of process	39 Nachlieli St., Hod Hasharon
Nationality	Israel
Committees on which the candidate shall serve (subject to appointment)	To be determined
Date of commencement of office	April 26, 2018
Position to be filled	External Director
Will serve as an independent director	No
Will serve as an external director	Yes
An employee of the Company, a subsidiary, affiliate or an interested party in it, and the position fulfilled	No
Education	BA Economics and Accounting, Tel Aviv University
Occupation in the last five years	Attached is a resume
Serves as a director in the following companies	Attached is a resume
Is a relative of another interested party in the Company	No
Has accounting and financial expertise or professional qualifications	Yes

Proposed resolution

To appoint Mr. Goldman as an external director in the Company from the date of approval of the appointment by the Annual General Meeting until April 25, 2021.

Mr. Goldman provided the Company with a declaration in accordance with sections 224B and 241 of the Companies Law.

24

2.3.15	Regarding item no. 18 on the agenda - appointment of Mr. Shlomo Zohar as an external director

Following are details concerning Mr. Shlomo Zohar as required by Regulation 26 of the Periodic and Immediate Report Regulations, all to the best of the Company’s knowledge, as informed by Mr. Zohar:

Candidate	Shlomo Zohar
ID no.	50884774
Date of Birth	September 30, 1951
Address for the service of process	18 Ela St., Ramat Gan
Nationality	Israel
Committees on which the candidate shall serve (subject to appointment)	To be determined
Date of commencement of office	April 26, 2018
Position to be filled	External Director
Will serve as an independent director	No
Will serve as an external director	Yes
An employee of the Company, a subsidiary, affiliate or an interested party in it, and the position fulfilled	No
Education	BA Economics and Accounting, Bar Ilan University MBA Accounting and Business Administration, McGill University, Canada
Occupation in the last five years	Attached is a resume
Serves as a director in the following companies	Attached is a resume
Is a relative of another interested party in the Company	No
Has accounting and financial expertise or professional qualifications	Yes

Proposed resolution

To appoint Mr. Zohar as an external director in the Company from the date of approval of the appointment by the Annual General Meeting until April 25, 2021.

Mr. Zohar provided the Company with a declaration in accordance with sections 224B and 241 of the Companies Law.

25

2.3.16	Regarding item no. 19 on the agenda - appointment of Mrs. Naomi Zadenhaus as an external director

Following are details concerning Mrs. Naomi Zadenhaus, as required by Regulation 26 of the Periodic and Immediate Report Regulations, all to the best of the Company’s knowledge, as informed by Mrs. Zadenhaus:

Candidate	Naomi Zadenhaus
ID no.	054761101
Date of Birth	June 20, 1957
Address for the service of process	7 Alexandroni St., Ramat Gan
Nationality	Israeli
Committees on which the candidate shall serve (subject to appointment)	To be determined
Date of commencement of office	April 26, 2018
Position to be filled	External director
Will serve as an independent director	No
Will serve as an external director	Yes
An employee of the Company, a subsidiary, affiliate or an interested party in it, and the position fulfilled	No
Education	LL.B, Tel Aviv University Directors and Officers Program, IDC Herzliya Advanced Independent Directors Program, Independence and Accounting and Financial Skills, IDC Herzliya
Occupation in the last five years	Attached is a resume
Serves as a director in the following companies	Attached is a resume
Is a relative of another interested party in the Company	No
Has accounting and financial expertise or professional qualifications	Yes

Proposed resolution

To appoint Mrs. Zadenhaus as an external director in the Company from the date of approval of the appointment by the Annual General Meeting until April 25, 2021.

Mrs. Naomi Zadenhaus provided the Company with a declaration in accordance with sections 224B and 241 of the Companies Law.

26

2.3.17	Regarding item no. 20 on the agenda - appointment of Mr. Yigal Bar Yosef as an external director

Following are details concerning Mr. Yigal Bar Yosef as required by Regulation 26 of the Periodic and Immediate Report Regulations, all to the best of the Company’s knowledge, as informed by Mr. Bar Yosef:

Candidate	Yigal Bar Yosef
ID no.	001543198
Date of Birth	March 6, 1947
Address for the service of process	3 Adam HaCohen St., Tel Aviv
Nationality	Israel
Committees on which the candidate shall serve (subject to appointment)	To be determined
Date of commencement of office	April 26, 2018
Position to be filled	External Director
Will serve as an independent director	No
Will serve as an external director	Yes
An employee of the Company, a subsidiary, affiliate or an interested party in it, and the position fulfilled	No
Education	MBA Business Administration, Hebrew University
Occupation in the last five years	Attached is a resume
Serves as a director in the following companies	Attached is a resume
Is a relative of another interested party in the Company	No
Has accounting and financial expertise or professional qualifications	Yes

Proposed resolution

To appoint Mr. Bar Yosef as an external director in the Company from the date of approval of the appointment by the Annual General Meeting until April 25, 2021.

Mr. Bar Yosef provided the Company with a declaration in accordance with sections 224B and 241 of the Companies Law.

27

2.4	For avoidance of any doubt, it should be noted that some of the candidates for the positions of external director or independent director and their employers, partners, relatives and/or companies under their control, if relevant, purchase various communication services from the Company and other Bezeq Group companies in the regular course of business and may do so during the director’s term of office. In the Company’s opinion, applicable to all external and independent directors in the Company, the purchase of regular communication services of this kind does not constitute a business relationship with respect to the definition of “connection”.[11]

3.	Place and time of the Meeting; quorum

The Meeting shall convene on Thursday, April 26, 2018 at 11am at the Company’s offices at the Azrieli Center 2, Triangular Building, 27th Floor, Tel-Aviv. In accordance with the Company’s Articles of Association, no discussion shall be opened at the General Meeting unless a quorum is present at the time of commencement of such discussions. A quorum is the presence of at least two shareholders who have at least twenty five percent (25%) of the voting rights (including presence by means of a proxy or a voting slip) within half an hour of the time set for opening of the meeting.

If a quorum is not present at the General Meeting after the elapse of half an hour from the time set for the Meeting, the meeting shall be adjourned to the same day of the following week, at the same time and in the same place.

4.	Effective date, rights to participate in a meeting and voting method

The effective date for determining the right to attend and vote at a meeting in accordance with section 182(C) of the Companies Law and Regulation 3 of the Companies (Voting in Writing and Position Notices) Regulations, 2005, is the close of trading of the Company’s securities on the TASE on March 29, 2018 (“the Effective Date”). If there is no trading on the Effective Date, then on the last day of trading prior to such date.

In accordance with the Companies (Proof of Ownership of a Share for Voting at the General Meeting) Regulations, 2000 ("Proof of Share Ownership Regulations"), a shareholder in whose name a share is registered with a TASE member and that share is included in the shares written in the register in the name a nominee company (“Unregistered Shareholder”) is entitled to prove ownership of Company shares on the Effective Date for the purpose of voting at the General Meeting by presenting a confirmation to the Company from the TASE member with which the right to the share is registered, no later than 24 hours prior to the date of the Meeting.

A shareholder whose shares are registered with a TASE member shall be entitled to receive a confirmation of ownership from the TASE member through which he holds the shares at a branch of the member or by mail to his address, in consideration of delivery fees only, if he so requested. A request in this regard shall be provided in advance for a specific securities account.

A shareholder of the Company at the Effective Date shall be entitled to participate and vote in the Meeting in person or by proxy, after depositing a letter of appointment at the Company’s offices at least 48 hours prior to the time set of the General Meeting (“Letter of Appointment”). The Letter of Appointment shall be prepared and signed by the appointing party or his representative authorized in writing to do so, and if the appointing party is a company, the Letter of Appointment shall be prepared by the company’s signatory (if any) and in the absence of a signatory - by the party authorized to do so together with the stamp of that company.

11 In accordance with Regulation 5 of the Companies Regulations (Matters that do not Constitute a Connection), 2006.

28

5.	Voting slip, position notices and adding items to the agenda

5.1	Voting with respect to an item set out above shall also be possible using the voting slip attached to this immediate report. Voting by voting slip shall be done on the second part of the voting slip published on the distribution website.

5.2	Addresses of distribution website of Securities Authority and website of Tel-Aviv Stock Exchange Ltd where the wording of the voting slip and position notices can be found: The distribution website of the Securities Authority: www.magna.isa.gov.il, website of the Tel Aviv Stock Exchange Ltd.: Www.maya.tase.co.il and the Company’s website: www.bezeq.co.il.

5.3	A TASE member shall send a link to the text of the voting slip and position notices on the distribution website of the Securities Authority by e-mail free of charge to any unregistered shareholder whose shares are registered with him/her, unless the shareholder notifies the TASE member that he/she are not interested in receiving it, provided that the notice is given with respect to a specific securities account and on a date prior to the Effective Date.

5.4	The latest date for submission of position notices of shareholders to the Company is until ten (10) days prior to convening the General Meeting, meaning by April 16, 2018. The latest date for provision of responses by the Board of Directors to position notices is until five (5) days prior to the General Meeting, meaning by April 21, 2018.

5.5	An unregistered shareholder who wishes to vote using a voting slip shall indicate their vote on the second part of the voting slip and submit it to the Company or send it by registered mail together with a confirmation of ownership, to reach the Company's registered offices no later than four (4) hours prior to the time of convening the General Meeting.

5.6	A shareholder who is registered in the Company’s shareholders register and wishes to vote using a voting slip will indicate their vote on the second section of the voting slip and submit it to the Company or send it by registered mail together a photocopy of their ID card or passport or certificate of incorporation, to reach the Company's registered offices no later than six (6) hours prior to the time of convening the General Meeting.

5.7	In accordance with section 66(B) of the Companies Law, one or more shareholders with at least one (1) percent of the voting rights at the General Meeting may request the Board of Directors to include a matter on the agenda of the General meeting, provided that it is appropriate to discuss such a matter in the General Meeting. Pursuant to the Notice of a General Meeting Regulations, a request in accordance with section 66(B) of the Companies Law shall be presented to the Company by seven (7) days following the Meeting, meaning by March 29, 2018. If such request is submitted, items may possibly be added to the agenda of the Meeting and their details will appear on the distribution website of the Securities Authority.

29

5.8	Voting using the electronic voting system:

In addition to the foregoing, an unregistered shareholder is also entitled to vote on a subject listed above using a voting slip submitted through the electronic voting system (as defined in the Voting in Writing Regulations) (“Electronic Voting System”). Voting using the Electronic Voting System will be possible from the time of receipt of confirmation from the Electronic Voting System of safe receipt of the list of those entitled to vote using the Electronic Voting System until six (6) hours prior to the time of convening the General Meeting, (“Time of Closing the System”), when the Electronic Voting System will be closed. Voting using the Electronic Voting System can be changed or canceled until the Time of Closing the System. It should be noted that in accordance with section 83(D) of the Companies Law, in the event that a shareholder votes by more than one method, the last vote will be counted, when in such case a vote by the shareholder in person or by proxy shall be deemed later than voting using the Electronic Voting System.

6.	Review of documents

Company shareholders can review this notice and the document attached to it (if any) at their request at the Company’s offices, Azrieli Center 2, Triangular Building, 27th Floor, Tel-Aviv

Sincerely, Shelly Bainhoren, Adv. Group Secretary Bezeq The Israel Telecommunication Corp. Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

30